Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, May 4, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions, today announced financial results for the first quarter ended March 31, 2006.

        Revenues for the first quarter ended March 31, 2006 were $4 million compared with $3.9 million in the fourth quarter of 2005 and $7 million for the same period a year ago.

        Net loss for the quarter ended March 31, 2006, was $1.3 million or $0.09 per basic and fully diluted share, reflecting for the first time the adoption of FAS123R relating to share based compensation expenses. This compares with a net loss of $3.2 million or $0.24 per basic and fully diluted share for the fourth quarter of 2005, and with a net loss of $174,000 or $0.01 per basic and fully diluted share for the first quarter of 2005. Weighted average shares outstanding used in the calculation for the periods were approximately 13.4 million for first quarter of 2006 and 13.2 million for both the first and fourth quarters of 2005.

        As of March 31, 2006, the Company had cash, cash equivalents, long term investments in marketable securities and other financial investments, net, of $44.2 million, and shareholders’ equity of $44.2 million.

        Danny Lustiger CFO of Optibase, said, “During the first quarter, we increased our efforts to strengthen our position in the IPTV and video technology markets and continued to explore ways in which to expand our customer base.

OPTIBASE REPORTS/2

        “In the Asia Pacific market, we are proud to be one of the first companies to help bring IPTV services to India. Our recently opened office in India will support our new customer MTNL as it rolls out triple play services using Optibase’s technology in Delhi and Mumbai, in addition to enhancing our sales and marketing activities in this important region.”

        He concluded: “While the IPTV market is slow to mature, we stand by our strategy to be a significant player in this market, a strategy that is supported by our longstanding expertise in digital video technologies and sound financial position.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EST today, May 4, to discuss the fourth quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT May 4th, 2006, through 11:59 p.m. EST, May 11th, 20065. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 7338217.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

OPTIBASE REPORTS/3

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2006

	Year ended
	March 31 2006 $ Un audited	March 31 2005 $ Un audited

Revenues	4,002	7,037
Gross profit	2,293	3,849
Operating expenses:
Research and development, net	1,016	1,251
Selling, general and administrative	2,682	3,271
Restructuring charges	-	84
Total operating expenses	3,698	4,606
Operating loss	(1,405)	(757)
Other expenses	(11)	(244)
Financial income, net	158	827

Net loss	(1,258)	(174)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	126	(3,486)
Total comprehensive loss	(1,132)	(3,660)

Net loss per share:

Basic & Diluted	$(0.09)	$(0.01)

Number of shares used in computing
Earning per share
Basic & Diluted	13,364	13,151

Amount in thousands

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31 2006 Un audited	December 31 2005 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	17,706	18,199
Trade receivables net of bad debts	2,401	2,606
Inventories	4,448	4,101
Other receivables and prepaid expenses	1,274	1,359
Total current assets	25,829	26,265

Long term investments in marketable securities	26,478	26,742
Other long term investments	2,425	2,471
	28,903	29,213

Fixed assets, net	1,496	1,505
Total assets	56,228	56,983

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,522	2,413
Accrued expenses and other liabilities	7,386	7,512
Total current liabilities	9,908	9,925
Accrued severance pay	2,136	2,222
Total shareholders' equity	44,184	44,836
Total liabilities and shareholders' equity	56,228	56,983

Amounts in thousands